 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated May 7, 2020, announcing the Company's financial results for the first quarter ended March 31, 2020.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: May 11, 2020

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information Thursday 7 May – 8 a.m. CET _____________________________________

EURONAV ANNOUNCES FIRST QUARTER 2020 RESULTS
HIGHLIGHTS

•	Strong underlying tanker dynamics drive record quarterly results
•	Robust freight market improved by record contango price structure & storage requirements
•	Q2 trading VLCC rates so far USD 95,000 per day; Suezmax USD 65,500 per day
•	Q1 dividend and 2019 final dividend (USD 0.81 and USD 0.29 totaling USD 1.10) to be paid June 2020

ANTWERP, Belgium, 7 May 2020 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) today reported its non-audited financial results for the first quarter of 2020 ended 31 March 2020.

Hugo De Stoop, CEO of Euronav said: “The past few months have seen a number of disruptive and seismic events simultaneously impacting on the wider crude and tanker markets. Most importantly our primary focus has been on the wellbeing, protection and safety of our staff, seafarers and their families in the face of the threat from Covid-19. So far, the gyrations in the crude market have largely had positive implications for the crude tanker market.”

PRESS RELEASE Regulated information Thursday 7 May – 8 a.m. CET _____________________________________

The most important key figures (unaudited) are:

(in thousands of USD)	First Quarter 2020	First Quarter 2019

Revenue	416,668	232,589
Other operating income	3,278	2,036

Voyage expenses and commissions	(32,679)	(37,625)
Vessel operating expenses	(53,930)	(54,401)
Charter hire expenses	(720)	−
General and administrative expenses	(16,401)	(19,675)
Net gain (loss) on disposal of tangible assets	8,298	(71)
Depreciation	(82,315)	(83,856)

Net finance expenses	(21,192)	(23,836)
Share of profit (loss) of equity accounted investees	5,220	3,914
Result before taxation	226,227	19,075

Tax benefit (expense)	(614)	451
Profit (loss) for the period	225,613	19,526

Attributable to: Owners of the company	225,613	19,526

The contribution to the result is as follows:

(in thousands of USD)	First Quarter 2020	First Quarter 2019

Tankers	221,364	15,611
FSO	4,249	3,915
Result after taxation	225,613	19,526

Information per share: with total number of shares

(in USD per share)	First Quarter 2020	First Quarter 2019

Weighted average number of shares (basic) *	215,078,497	217,447,311
Result after taxation	1.05	0.09

* The number of shares issued on 31 March 2020 is 220,024,713. Using the number of outstanding shares as of March 31, 2020, the basis for the determination of our dividend, gives a profit of the period of 1.03 USD per share.

PRESS RELEASE Regulated information Thursday 7 May – 8 a.m. CET _____________________________________

EBITDA reconciliation (unaudited):

(in thousands of USD)	First Quarter 2020	First Quarter 2019

Profit (loss) for the period	225,613	19,526
+ Net interest expenses	19,390	22,422
+ Depreciation of tangible and intangible assets	82,315	83,856
+ Income tax expense (benefit)	614	(451)

EBITDA (unaudited)	327,932	125,353

+ Net interest expenses JV	1,306	1,191
+ Depreciation of tangible and intangible assets JV	5,558	4,456
+ Income tax expense (benefit) JV	428	436

Proportionate EBITDA	335,224	131,436

Proportionate EBITDA per share (unaudited):

(in USD per share)	First Quarter 2020	First Quarter 2019

Weighted average number of shares (basic)	215.078.497	217.447.311
Proportionate EBITDA	1.56	0.60

All figures, except for Proportionate EBITDA and Proportionate EBITDA per share have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

For the first quarter of 2020, the Company realized a net profit of USD 225.6 million or USD 1.05 per share (first quarter 2019: a net profit of 19.5 USD million or USD 0.09 per share). Proportionate EBITDA (a non-IFRS measure) for the same period was USD 335.2 million (first quarter 2019: USD 131.4 million).

TCE

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarized as follows:

In USD per day	First quarter 2020	First quarter 2019
VLCC
Average spot rate (in TI pool)*	72,750	35,195
Average time charter rate**	37,000	27,630
SUEZMAX
Average spot rate***	59,250	27,380
Average time charter rate	30,250	32,680
*Euronav owned ships in TI Pool (excluding technical offhire days)
**Including profit share where applicable
*** Including profit share where applicable (excluding technical offhire days)

PRESS RELEASE Regulated information Thursday 7 May – 8 a.m. CET _____________________________________

EURONAV TANKER FLEET

Euronav entered into two separate agreements during the first quarter of 2020 for the acquisition through resale of four modern eco-VLCCs. The four ships are currently under construction at the DSME shipyard in South Korea. Each vessel will be fitted with Exhaust Gas Scrubber technology and Ballast Water Treatment System. One delivery is anticipated during the final quarter of 2020 with rest being delivered during Q1 2021.

Euronav will meet the financing of this acquisition with existing borrowing facilities and debt capacity. The payment profile for this transaction means that the largest portion of the instalments will be made on ship delivery. Balance sheet debt leverage will continue to remain appropriate in order to allow the Company to retain its strength and flexibility.

On 21 February 2020, the Company sold the Suezmax Finesse (2003 – 149,994 dwt) for USD 21.8 million with a capital gain on the sale of approximately USD 8.3 million recorded during Q1 2020.

Subsequent to the quarter end, Euronav also announced the sale of the Suezmax Cap Diamant (2001 – 160,044 dwt) which was sold for USD 20.8 million on April 9, 2020. A capital gain on the sale of approximately USD 13 million will be recorded in the second quarter 2020 when the ship is delivered.

FUEL PROCUREMENT

During 2019, Euronav purchased 420,000 metric tonnes of compliant fuel and stored it on its vessel, the Oceania (2003 - 441,561 dwt). By March 31, Euronav had consumed approximately 200.000 tonnes of compliant fuel.  In view of the significant drop in oil and fuel oil price in Q1, the Company stopped using its stored compliant fuel and purchased what was needed on the open market.

The company also assessed if a write down should be accounted for the remaining compliant fuel inventory as the market value of the fuel that was not yet consumed was USD 56 million lower than its book value. The Company concluded that no write down was required at this time in view of the robust freight market for Q2 and possibly the rest of 2020, which will offset the higher weighted average consumption costs of the bunker oil consumed from that inventory. This assessment will be performed each quarter.

HOW CURRENT RETURNS TO SHAREHOLDERS POLICY WILL BE APPLIED

In view of the strong quarterly results, the strength of our balance sheet, our overall liquidity position and the robust outlook of the second quarter, the Supervisory Board decided to pay a dividend related to the first quarter results of USD 0.81 per share which represent 80% of our quarterly net income results (excluding capital gains).

PRESS RELEASE Regulated information Thursday 7 May – 8 a.m. CET _____________________________________

FINAL 2019 DIVIDEND & Q1 2020 DIVIDEND

Euronav is transitioning to a quarterly dividend distribution policy (previously a semi-annual distribution) which means that there will be two dividends distributed in the second quarter. One dividend is related to 2019 and requires the approval of the shareholders at the AGM (see below) and one dividend is related to our first quarter results.

The timing of dividend distributions is provided herewith below.

2019 dividend (coupon 20)

AGM	20 May
Ex dividend	28 May
Record date	29 May
Payment date	09 June

Q1-2020 dividend (coupon 21)

Board Approval	5 May
Ex dividend	15 June
Record date	16 June
Payment date	26 June

Annual General Meeting & Special General Meeting May 2020

Euronav has invited its shareholders to participate to the Ordinary General Meeting to be held on Wednesday 20 May 2020 at 10.30 a.m. (Belgian time) in 2000 Antwerp, Schaliënstraat 5. Since the attendance quorum for the Special General Meeting held on 9 April 2020 was not reached, Euronav has also re-invited its shareholders for a second Special General Meeting with the same agenda to be held on the same date and place at 11.00 a.m. (Belgian time). This second Special General Meeting will validly deliberate and decide on the agenda items irrespective the portion of the capital represented by the shareholders participating to the meeting.

The Company strongly encourages the shareholders to participate to the mentioned meetings. Management is available for engagement ahead of these meetings with shareholders.

In view of the Covid-19 confinement measures the shareholders’ meetings are exceptionally held without physical attendance of shareholders or their representatives. Shareholders may participate and vote solely (i) upfront by distant voting using the form for voting by letter, or (ii) upfront by written proxy to the persons indicated in the proxy form. These forms, as well as other documents related to the meetings, are available on the company’s website: https://www.euronav.com/en/investors/corporate-governance/general-assemblies/2020/.

Shareholders may ask questions in writing (by e-mail to shareholdersmeeting2020@euronav.com) prior to the meetings with questions to be received by the Company on 16 May 2020 at the latest. These questions will be answered in writing. The written questions and answers will be made publicly available on the Company’s website no later than 20 May 2020 prior to the voting.

An investor presentation for the attention of all shareholders will be published on the Company’s website on 11 May 2020.

PRESS RELEASE Regulated information Thursday 7 May – 8 a.m. CET _____________________________________

EURONAV BOND

Future financing of large crude tanker businesses such as Euronav remains a critical factor for such a capital intensive industrial sector. Euronav’s bond is a key component of the diverse spectrum of financing alternatives the company has access to. During the initial stages of capital market reaction to Covid-19, our bond price fell to record low levels during which the company repurchased USD one million worth of bonds (face value) before the price quickly recovered to a premium.

FINANCING AT EURONAV

Euronav has always looked to maintain a strong financial base and excellent relationships with our capital providers: commercial banks, equity and debt investors. At the end of March 2020, the company had liquidity of USD 1.05 billion comprising USD 312 million cash and USD 734 million undrawn committed credit facilities.

COVID-19 UPDATE

The wellbeing and health of our staff, seafarers, their families and the broader community is Euronav’s priority. We have applied a number of precautionary measures across our offices and fleet in order to protect our employees and seafarers in response to Covid-19. To date, Euronav’s operations have not been materially impacted much thanks to the flexibility of our workforce.  Active measures we have taken included a restricted access to our offices around the world and most of the staff working from home and  restricted access to our ships when they call terminals. Unfortunately, the lock down in several places around the world where our ships call for operations has prevented us from doing our regular crew rotation but we hope that the situation will normalize soon and we are working hard to allow our crew onboard to return safely to their home as well as allowing new crew to come onboard safely.

Whilst a number of shore employees have seen their workload significantly decreased as a result of not being able to access the office, Euronav has decided not to put any of its employees under temporary or permanent unemployment benefits as we believe that every single employee at Euronav plays a critical role in our operations in the short and the long term.

A combination of rapidly increased crude supply and a buoyant market for crude storage is underpinning a very robust tanker freight market and strong cash generation presently. Management is however cognizant that as a consequence of policies to restrict the spread of Covid-19, the reduction in crude demand has led to a massive  build-up  in crude inventory and has impacted negatively the demand for seaborne crude oil transportation. So far, this severe decrease of demand for transportation is over-compensated by demand for storage of crude oil onboard vessels. At this stage it is still too early to quantify the longer term global macro-economic impact due to the Covid-19 outbreak and thus on our results and any forward-looking statements should be regarded with caution because of the inherent uncertainties in economic trends and business risks related to the current Covid-19 outbreak.

PRESS RELEASE Regulated information Thursday 7 May – 8 a.m. CET _____________________________________

INCLUSION IN BLOOMBERG GENDER EQUALITY INDEX FOR 2020

Euronav remains committed to applying the highest corporate governance standards possible. This was reflected during 2019 with gender equality being a key orientation, which is visible in all layers of the Company, including Board and Management level.

In addition Euronav has been included in the Bloomberg Gender-Equality Index 2020 (“GEI”). This is the third year Euronav has been included in this index. The 2020 Index is a reference index which measures gender representation across internal company statistics, employee policies, external community support and engagement, and gender-conscious product offerings. The 2020 GEI expands globally to represent 42 countries and a combined market capitalization of USD 12 trillion.

TANKER MARKET

The past few months have seen a number of substantial events constricted into a short time period with the full impact of these factors likely to take several quarters to ascertain. The rebalancing of vessel supply and demand for crude and tanker shipping during 2018 and early 2019 was reflected in a robust freight rate market since the fourth quarter of 2019.

With an early Chinese new year (25 January) some early anticipated seasonal freight rate weakness gave way to the more serious implications of the Covid-19 virus and its potential risk to human health. The associated “lock-down” measures to contain the virus impacted on the crude tanker market with reduced volumes transportation requirements to the Far East. Freight rates during the latter part of Q1 consequently re-priced towards break-even levels in the face of this seasonal and rapid downturn in economic activity.

However, a change in strategy (which proved to be temporary) by OPEC+ significantly increased global oil supply in March.  This OPEC+ strategy change coupled with  decreased oil consumption following an acceleration in widespread global adoption of “lock-down” restrictions since mid-March have led to the largest oversupply of oil markets. This led to the development of a wide “contango” price structure in the price of oil*. This disconnect between oil production (c 100m bpd output) and consumption (estimates suggest fallen to 60-70m bpd) along with a contango price structure have driven a rapid and increasing requirement for storage capacity, including floating storage. The utilization of a growing number of tankers as short term storage units has driven freight rates to very elevated (and volatile) levels from mid-March onwards.

*contango – is where the future price of oil is higher than the current spot price of oil meaning traders can profit by forward selling the futures price and then buying the oil at the spot price; storing the oil in the interim period and thus making a profit.

Ton-mile development within large crude tankers is likely to remain under pressure in the short term and into next year specifically in terms of US crude exports. US production will indeed likely reduce as domestic shale producers find future financial support challenging and relatively high production costs (compared globally) make production uneconomic at lower oil prices thus driving reduced output but shutting off conventional wells is often costly and complicated.

PRESS RELEASE Regulated information Thursday 7 May – 8 a.m. CET _____________________________________

The extraordinary sequence of events over the past few months should not overshadow some of the supportive trends that have built up in the large crude tanker market over previous quarters. Vessel supply had recalibrated during 2018 and early 2019 with 50 VLCC equivalents being recycled. This has left a global fleet in the VLCC and Suezmax sectors with an age profile that is at its most elderly since 2002. Indeed by 1 January 2021, over 26% of the VLCC fleet will be aged 15 years or more. With an orderbook to fleet ratio at a 23 year low of 7% and on average 27 VLCC/Suezmaxes aged over 15 years due for special survey in each of quarter until end 2021, a sustained freight rate weakness is likely to trigger a positive global fleet resizing.

A substantial increase of the orderbook seems unlikely in the near future as financing of the tanker market remains challenging with regulatory pressures on both providers of financing intensifying (Basel IV, bank aversion to lend to cyclical sectors) and tanker owners under pressure to comply with IMO emissions requirements by 2030 which is likely to be met with new lower-emission fuel types. These challenges are generating sustained pressure on the newbuilding orderbook.

OUTLOOK

Demand for tanker shipping is currently high and management believes will continue, albeit likely to remain volatile, throughout 2020. The disconnect between oil production and consumption combined with wide contango oil price structure following the steep oil price fall is driving both  logistical and economically driven demand for floating storage in the short term.

Management believes this market structure should remain interesting for two reasons. Firstly, the shape and pace of economic re-opening is likely to be gradual and secondly the substantial recent oil price fall compares with the most significant ones over the past 35 years (1985, 1998, 2008 and 2014), all of which maintained a substantial oil contango market over the following 12 months. The longer these dynamics persist the longer and stronger the optionality for tanker owners will be to convert market dynamics into longer duration charters.

Tanker dynamics will be clearly driven by the shape and pace of global economic reopening and further potential supply adjustments driven by OPEC and its wider partners. Timing and visibility on these developments will remain difficult to predict. Markets will become more challenging when a transition away from the current advantageous tanker market structure occurs, but we believe should not impact negatively for a prolonged period given the current age profile of the world tanker fleet coupled with the lowest orderbook on record in the last 23 years.

So far in the second quarter of 2020, the Euronav VLCC fleet operated in the Tankers International Pool has earned about USD 95,000 per day and 71% of the available days have been fixed. Euronav’s Suezmax fleet trading on the spot market has earned about USD 65,400 per day on average with 57% of the available days fixed.

PRESS RELEASE Regulated information Thursday 7 May – 8 a.m. CET _____________________________________

CONFERENCE CALL

The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the “Investor Relations” page of the Euronav website at http://investors.euronav.com.

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	7 May 2020
Event Time:	8 a.m. EST / 2 p.m. CET
Event Title:	“Q1 2020 Earnings Conference Call”
Event Site/URL:	https://services.choruscall.com/links/euronav200507KFNf3BXW.html

Telephone participants may avoid any delays by pre-registering for the call using the following link to receive a special dial-in number and PIN conference call registration link: http://dpregister.com/10142262. Pre-registration fields of information to be gathered: name, company, email.

Telephone participants located in the U.S. who are unable to pre-register may dial in to +1-877-328-5501 on the day of the call. Others may use the international dial-in number +1-412-317-5471.

A replay of the call will be available until 14 May 2020, beginning at 9 a.m. EST / 3 p.m. CET on 7 May 2020. Telephone participants located in the U.S. can dial +1-877-344-7529. Others can dial +1-412-317-0088. Please reference the conference number 10142262.

*
*  *

PRESS RELEASE Regulated information Thursday 7 May – 8 a.m. CET _____________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

PRESS RELEASE Regulated information Thursday 7 May – 8 a.m. CET _____________________________________

Contact:
Brian Gallagher – Head of IR, Research and Communications & Management Board member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Annual General Meeting : 20th May 2020
About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 42 VLCCs, 25 Suezmaxes (two of which are in a joint venture) and 2 FSO vessels (both owned in 50%-50% joint venture).

Regulated information within the meaning of the Royal Decree of 14 November 2007

Condensed consolidated statement of financial position (unaudited)
(in thousands of USD)

	March 31, 2020	December 31, 2019
ASSETS

Non-current assets
Vessels	3,095,551	3,177,262
Assets under construction	100,508	−
Right-of-use assets	51,656	58,908
Other tangible assets	2,175	2,265
Intangible assets	204	39
Receivables	70,427	71,083
Investments in equity accounted investees	53,227	50,322
Deferred tax assets	2,369	2,715

Total non-current assets	3,376,117	3,362,594

Current assets
Bunker inventory	144,097	183,382
Non-current assets held for sale	7,242	12,705
Trade and other receivables	348,301	308,987
Current tax assets	156	221
Cash and cash equivalents	312,164	296,954

Total current assets	811,960	802,249

TOTAL ASSETS	4,188,077	4,164,843

EQUITY and LIABILITIES

Equity
Share capital	239,148	239,148
Share premium	1,702,549	1,702,549
Translation reserve	132	299
Hedging reserve	(7,660)	(4,583)
Treasury shares	(45,616)	(45,616)
Retained earnings	644,855	420,058

Equity attributable to owners of the Company	2,533,408	2,311,855

Non-current liabilities
Bank loans	955,395	1,173,944
Other notes	197,872	198,571
Other borrowings	103,853	107,978
Lease liabilities	34,979	43,161
Other payables	6,985	3,809
Employee benefits	6,577	8,094
Provisions	1,316	1,381

Total non-current liabilities	1,306,977	1,536,938

Current liabilities
Trade and other payables	99,456	94,408
Current tax liabilities	485	49
Bank loans	49,507	49,507
Other borrowings	164,930	139,235
Lease liabilities	32,981	32,463
Provisions	333	388

Total current liabilities	347,692	316,050

TOTAL EQUITY and LIABILITIES	4,188,077	4,164,843

Condensed consolidated statement of profit and loss (unaudited)
(in thousands of USD except per share amounts)

	2020	2019
	Jan. 1 - Mar. 31, 2020	Jan. 1 - Mar. 31, 2019
Shipping income
Revenue	416,668	232,589
Gains on disposal of vessels/other tangible assets	8,298	3
Other operating income	3,278	2,036
Total shipping income	428,244	234,628

Operating expenses
Voyage expenses and commissions	(32,679)	(37,625)
Vessel operating expenses	(53,930)	(54,401)
Charter hire expenses	(720)	−
Loss on disposal of vessels/other tangible assets	−	(74)
Depreciation tangible assets	(82,291)	(83,839)
Depreciation intangible assets	(24)	(17)
General and administrative expenses	(16,401)	(19,675)
Total operating expenses	(186,045)	(195,631)

RESULT FROM OPERATING ACTIVITIES	242,199	38,997

Finance income	6,907	7,180
Finance expenses	(28,099)	(31,016)
Net finance expenses	(21,192)	(23,836)

Share of profit (loss) of equity accounted investees (net of income tax)	5,220	3,914

PROFIT (LOSS) BEFORE INCOME TAX	226,227	19,075

Income tax benefit (expense)	(614)	451

PROFIT (LOSS) FOR THE PERIOD	225,613	19,526

Attributable to:
Owners of the company	225,613	19,526

Basic earnings per share	1.05	0.09
Diluted earnings per share	1.05	0.09

Weighted average number of shares (basic)	215.078.497	217.447.311
Weighted average number of shares (diluted)	215.078.497	217.674.955

Condensed consolidated statement of comprehensive income (unaudited)
(in thousands of USD)

	2020	2019
	Jan. 1 - Mar. 31, 2020	Jan. 1 - Mar. 31, 2019

Profit/(loss) for the period	225,613	19,526

Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	−	−

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	(167)	(140)
Cash flow hedges - effective portion of changes in fair value	(3,077)	(2,475)
Equity-accounted investees - share of other comprehensive income	(816)	(348)

Other comprehensive income (expense), net of tax	(4,060)	(2,963)

Total comprehensive income (expense) for the period	221,553	16,563

Attributable to:
Owners of the company	221,553	16,563

Condensed consolidated statement of changes in equity (unaudited)
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2019 *	239,148	1,702,549	411	(2,698)	(14,651)	335,764	2,260,523

Profit (loss) for the period	−	−	−	−	−	19,526	19,526
Total other comprehensive income (expense)	−	−	(141)	(2,475)	−	(348)	(2,964)
Total comprehensive income (expense)	−	−	(141)	(2,475)	−	19,178	16,562

Transactions with owners of the company
Treasury shares acquired	−	−	−	−	(16,636)	−	(16,636)
Total transactions with owners	−	−	−	−	(16,636)	−	(16,636)

Balance at March 31, 2019	239,148	1,702,549	270	(5,173)	(31,287)	354,942	2,260,449

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2020	239,148	1,702,549	299	(4,583)	(45,616)	420,058	2,311,855

Profit (loss) for the period	−	−	−	−	−	225,613	225,613
Total other comprehensive income (expense)	−	−	(167)	(3,077)	−	(816)	(4,060)
Total comprehensive income (expense)	−	−	(167)	(3,077)	−	224,797	221,553

Balance at March 31, 2020	239,148	1,702,549	132	(7,660)	(45,616)	644,855	2,533,408

* The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.

Condensed consolidated statement of cash flows (unaudited)
(in thousands of USD)

	2020	2019
	Jan. 1 - Mar. 31, 2020	Jan. 1 - Mar. 31, 2019
Cash flows from operating activities
Profit (loss) for the period	225,613	19,526

Adjustments for:	90,484	103,399
Depreciation of tangible assets	82,291	83,839
Depreciation of intangible assets	24	17
Provisions	(119)	−
Income tax (benefits)/expenses	614	(451)
Share of profit of equity-accounted investees, net of tax	(5,220)	(3,914)
Net finance expenses	21,192	23,837
(Gain)/loss on disposal of assets	(8,298)	71

Changes in working capital requirements	(348)	(23,074)
Change in cash guarantees	36	(17)
Change in inventory	39,285	(41,575)
Change in receivables from contracts with customers	9,783	(713)
Change in accrued income	7,157	6,130
Change in deferred charges	(5,540)	(10,836)
Change in other receivables	(50,843)	941
Change in trade payables	7,236	16,645
Change in accrued payroll	(529)	(3,860)
Change in accrued expenses	(4,886)	5,584
Change in deferred income	(2,560)	4,078
Change in other payables	2,024	937
Change in provisions for employee benefits	(1,511)	(388)

Income taxes paid during the period	232	252
Interest paid	(17,260)	(22,308)
Interest received	1,528	1,505
Dividends received from equity-accounted investees	1,500	7,500

Net cash from (used in) operating activities	301,749	86,800

Acquisition of vessels	(100,508)	(2,924)
Proceeds from the sale of vessels	21,003	42,000
Acquisition of other tangible assets	(139)	(339)
Acquisition of intangible assets	(189)	−
Proceeds from the sale of other (in)tangible assets	−	3
Loans from (to) related parties	56	−
Lease payments received from finance leases	439	309

Net cash from (used in) investing activities	(79,338)	39,049

(Purchase of) Proceeds from sale of treasury shares	−	(16,636)
Proceeds from new borrowings	154,816	174,994
Repayment of borrowings	(349,754)	(271,485)
Repayment of sale and leaseback	(4,096)	−
Repayment of lease liabilities	(7,882)	(7,235)
Dividends paid	(3)	(19)

Net cash from (used in) financing activities	(206,919)	(120,381)

Net increase (decrease) in cash and cash equivalents	15,492	5,468

Net cash and cash equivalents at the beginning of the period	296,954	173,133
Effect of changes in exchange rates	(282)	(140)

Net cash and cash equivalents at the end of the period	312,164	178,461

of which restricted cash	−	−